OBALON THERAPEUTICS, INC.

5421 Avenida Encinas, Suite F

Carlsbad, California 92008

October 3, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Amanda Ravitz
Geoff Kruczek
Caleb French
Kate Tillan
Tara Harkins

Re:	Obalon Therapeutics, Inc. Registration Statement on Form S-1 (File No. 333-213551) filed September 9, 2016, as amended

Requested Date: October 5, 2016

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

Obalon Therapeutics, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”).

The Registrant hereby authorizes Robert Freedman or Amanda Rose, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Freedman at (650) 335-7292 or in his absence, Ms. Rose at (206) 389-4553.

Sincerely,

OBALON THERAPEUTICS, INC.

By:	/s/ William Plovanic
William Plovanic
Chief Financial Officer

cc:	Andrew Rasdal, Chief Executive Officer
Obalon Therapeutics, Inc.

Robert Freedman, Esq.
Amanda Rose, Esq.
Fenwick & West LLP